Filed by IMS Health Holdings, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is a transcript of the IMS Health Holdings Inc. (“IMS Health”) First Quarter 2016 Earnings conference call, held on May 3, 2016.

IMS HEALTH

Moderator: Tom Kinsley

May 3, 2016

9:00 am CT, 10:00 am EST

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the IMS Health First Quarter 2016 Earnings conference call. During the presentation all participants will be in a listen-only mode.

As a reminder, this conference is being recorded Tuesday, May 3rd, 2016. I would now like to turn the conference over to Tom Kinsley, Vice President, Investor Relations. Please go ahead.

Thomas Kinsley:	Thank you (Kelly). Good morning everyone. Thank you for joining us to discuss IMS Health’s first quarter 2016 performance. With me today are Ari Bousbib, Chairman and Chief Executive Officer; and Ron Bruehlman, Senior Vice President and Chief Financial Officer.

Today we will be referencing a presentation that will be visible during this call for those of you on our Webcast. This presentation will also be available following the call on the Events and Presentation section of our Investor Relations Web site. A link to the Investor Relations Web site is located in the lower right hand corner of our company Web site, imshealth.com.

Before we begin our prepared remarks, I’d like to remind all of you that some of the information contained in this presentation may constitute forward-looking statements. These forward-looking statements may include comments about our guidance and our expectations and prospects and are based on our views as of today, May 3, 2016.

Any such statements and projections reflect the various estimates and assumptions by management concerning anticipated results. Whether or not any such forward-looking statements or projections are in fact achieved will depend upon future events, some of which are not within the control of the company.

Accordingly, actual results may vary from the projected results and such variations may be material. We undertake no obligation to correct or update these forward-looking statements whether as a result of new information, future events or otherwise.

During this presentation we will refer to certain non-GAAP measures including adjusted EBITDA, adjusted net income, adjusted diluted EPS, un-levered free cash flow and gross leverage ratio. We believe these non-GAAP measures provide additional information regarding our performance.

In addition, management believes that these non-GAAP measures aid in assisting—in assessing our operating performance trends by excluding certain material non-cash unusual or non-recurring items and certain other adjustments we believe are not reflective of our ongoing operations and performance.

These non-GAAP measures are not presented in accordance with U.S. GAAP and our computations may vary from those used by other companies. These non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

With that, I’ll turn it over to our Chairman and CEO, Ari Bousbib.

Ari Bousbib:	Thanks and good morning everyone. I’d like to thank you all for joining our 2016 First Quarter Earnings Call. As you now, we announced some great news this morning and we are very excited about it.

So obviously we see how the business (can run) so this call will focus on reviewing our Q1 earnings. Because there is so much else going on this morning, we’ll keep our prepared remarks and the Q&A period somewhat crisper than normal. However, our Investor Relations Team will be available as normal to take your follow up questions after the call.

I’m pleased to report that the first quarter of 2016 is another quarter of consistent strong performance at IMS. Let’s review the numbers. Fourth quarter—revenue grew 25% of constant currency; tech services revenue was up 46%; and info up 9%. Adjusted EBITDA growth was about 9.5%.

(Of course) this growth rate included the Cegedim acquisition as well as the primary market research acquisition we closed earlier this year AlphaImpactRX.

Excluding the impact of these acquisitions, revenue grew 7.2% of constant currency driven by 15.8% growth in tech services and information revenue grew about half a point.

The (subsequent) acquisitions contributed just over half of the core 7.2% revenue growth. Most of these acquisitions were in technology services and they represented less than half the 15.8% core tech services revenue growth. So organic tech services growth continues to be solid in the high single digits.

Emerging markets revenue increased 28% and developed markets grew 27% of constant FX. And if we exclude Cegedim and AlphaImpactRX, revenue grew 10.6% in emerging markets and 6.5% in developed markets again at constant foreign currency rates.

We had a number of important wins during the quarter. A couple of examples include a deal with a top pharma that we combined the strength of IMS real world evidence information, technology and services.

Out of this new multiyear contract the plans will gain broader access to a (non-emer) patient level (reorg beta) that will utilize our increased E360 tech platform and will receive support from our globally distributed expert resources.

On the tech side, our (staff) application suite continues to gain traction. During the quarter for example, we had 22 mobile intelligent CRM wins of which 16 were competitive wins. With that, let me turn it over to Ron Bruehlman, Senior VP and CFO to take you through the financials in more depth.

Ron Bruehlman:	Thanks Ari. Good morning everyone. We’re pleased with our strong start to the year. Let me walk you through the details. Our revenue grew 774 million in the first quarter, an increase of 25.2% on a constant currency basis with tech services offerings 45.8% and the information offerings increasing 9%.

Reported revenue growth was lower than constant currency growth. Its assets continued to be a headwind but less so than in prior quarters. Total reported revenue growth was 22.5% during the quarter with tech services revenue growing 43.6% and information revenue up 6%.

Excluding the impact of the final quarter of the Cegedim roll in and AlphaImpactRX acquisition, which we made in Q1, our overall constant currency revenue growth was 7.2% with tech services offerings growing 15.8%, which again reflected solid digit—double-digit growth across our tech services offering portfolio.

Once again, growth in our Real World Evidence offerings was particularly strong. On the same basis, information’s offering revenue grew 0.4% in constant currency. And this was against a tough prior year compare.

Recall during the first quarter of last year we had strong information revenue growth due to the timing of ad hoc (sales). And we’ll talk briefly at revenue by geography.

During the quarter development markets revenue grew 24.7% at constant currency and emerging markets 28.1%. At actual FX developed markets grew 23.3%; emerging markets 18.3%.

The FX impact on a year—on the year-over-year growth rates was greatest in emerging markets. Its currency such as the Brazilian real, the Turkish lira and Argentinean peso have weakened versus the dollar during the past year. Now excluding the Cegedim and AlphaImpactRX acquisitions, emerging markets grew 10.6% and developed markets 6.5% at constant currency.

Now as you know, April 1 marked the anniversary of the Cegedim acquisition. So this is the last quarter we will highlight Cegedim’s contribution to our revenue growth.

Moving down to P&L, adjusted EBITDA was 236 million for the quarter. That’s up 9.4% at constant currency and 9.3% on a reported basis. And FX had a small (rate pass) in the quarter on adjusted EBITDA than on revenue because of differences in the margins for various geographies.

As a reminder, the margin contraction we experienced during the quarter was expected and was a result of absorbing the unfavorable impact of much lower margins from acquired businesses. And this is partially offset by continued cost reduction and restructuring activities in the core business.

GAAP net income was $43 million during the quarter compared with $298 million last year. And the year-over-year balance was driven entirely by a one-time tax item last year.

And you’ll recall that during the first quarter of 2015 we began (asserting) that our non-U.S. earnings would be indefinitely reinvested outside of the U.S. with the company no longer accruing taxes on those foreign earnings at the higher U.S. rate. This resulted in a $256 million non-cash income tax benefit in last year’s first quarter from a one-time reduction in our preferred tax liability.

GAAP diluted earnings per share for the quarter were 13 cents compared with 86 cents in the prior year quarter. And again, the driver of this (variant) was principally the benefit from the onetime tax item that we had last year.

Adjusted net income, which we calculate using (cash taxes) with $140 million in the quarter, an increase for the prior year of 6.4% of constant currency and 3.3% on a reported basis. Adjusted diluted earnings per share was 42 cents in the first quarter. That was up 9.5% constant currency and 6.3% reported.

Now let’s turn to the balance sheet and cash flow. At March 31, 2016, cash and cash equivalents totaled 378 million and the principle amount of debt was $4.6 billion resulting in net debt of $4.2 billion.

Net tax used in operating activities was $15 million in the first quarter compared with cash provided of $30 million in the first quarter of 2015. And you’ll recall that Q1 cash flow is seasonally weak as we pay our annual bonuses to employees in this quarter.

The decline versus prior year was primarily due to several items, one of which was a large upfront investment in specialty data. We also had higher restructuring related severance payment and cash payments associated with the loyalty card program we manage on behalf of our clients.

And regarding those programs, these were—they came from businesses that we did not own in the first quarter of last year and that we acquired subsequently.

And keep in mind, as I mentioned before, inflows and outflows of the loyalty card program tend to balance out over the course of the year. They just happen to be negative in this quarter.

Capital expenditures in addition to (deferred) software $39 million increased by $7 million versus the first quarter of 2015. Un-levered free cash flow for the first quarter was positive 37 million for the quarter or positive 53 million adjusting for the loyalty card program.

Now let’s turn to the 2016 guidance and we’ll start with the full year. We’re reaffirming our full year constant currency guidance, which is revenue growth of 10 to 12%, adjusted EBITDA growth of 7.5 to 9.5%, adjusted net income growth of 6.5 to 8.5% and adjusted diluted EPS growth of 8.5 to 10.5%.

Now after discussing FX headwinds for the past two plus years, I’m pleased to say that we’re raising our full year reported guidance due to some recent improvement in foreign currency rates.

Assuming foreign exchange rates hold at current levels through the end of 2016, we expect full year reported revenue growth of 9 to 11%, adjusted EBITDA growth of 7.5 to 9.5%, adjusted net income growth of 2 to 4% and adjusted diluted EPS growth of 4 to 6%. And all of those metrics are up a point and a half—percentage point and a half versus the prior guidance.

Now you’ll note that FX impacts adjusted net income and adjusted diluted EPS more than it does adjusted EBITDA and let me explain. The principle driver there is that our FX hedges, which are two in nature; one our substantial euro denominated interest expenses; secondly forward contracts we have on our foreign royalty payment.

These will turn negative during the balance of the year per if current FX rates hold. And of course these impacts come below the adjusted EBITDA line. Now of course we all know that FX rates can and will change, so we may need to update our reported guidance during the balance of the year. This is our best view based on where rates are today and assuming they hold.

Okay. For Q2 specifically, our constant currency guidance is for revenue growth of 7.5 to 8.5%, adjusted EBITDA growth of 5 to 6%, adjusted net income growth of 4.5 to 5.5%, and adjusted diluted EPS growth of 5.5 to 6.5%. Again, assuming current point exchange rates hold through the end of the second quarter, our Q2 reported or actual currency guidance is for revenue growth of 7.5 to 8.5%, adjusted EBITDA growth of 6.5 to 7.5%, adjusted net income growth of 1 to 2%, and adjusted diluted EPS growth of 2 to 3%. Finally, we’re reaffirming our 2016 unlevered free cash flow guidance of between 70 and 80% of adjusted EBITDA.

So in summary, this quarter, much like our prior quarters, we have double-digit growth across the technology services portfolio, excluding the impact of course of the Cegedim and AlphaImpactRx acquisitions and, you know, solid high single digit organic technology services growth, continued momentum in Real-World Evidence and Tech & Apps, including a number of important contract wins, continued solid earnings growth, reaffirmation of our constant currency guidance, and a with a little bit of help from FX, increasing our reported guidance. Of course we’re pleased to be reporting stellar numbers on top of the planned merger with Quintiles, which we believe is a transformational deal with both companies.

And with that, I’ll ask the operator to open the line for our Q&A session.

Operator:	Thank you, sir. Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-toned prompt to acknowledge your request. If you question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you’re using a speakerphone, please pick up your handset before entering your request.

One moment please for the first question.

Our first question comes from the line of Peter Appert with Piper Jaffray. Please proceed with your question.

Peter Appert:	Thanks. Good morning. Ari or Ron, can you give us any more granularity on the revenue drivers within tech services? I know you highlighted Real-World Evidence, et cetera, but any specifics?

Ari Bousbib:	Yes. I mean I’ve always said Tech & Apps and Real-World Evidence were the faster growing features of our three main areas. We have Tech & Apps, we have Real-World Evidence, and we have vendor labor-based services, workflow analytics and consulting. And it was basically good growth across the different offerings but particularly strong on Real-World Evidence and on Tech & Apps.

Peter Appert:	Is it possible to give specific percentages in terms of growth rates in those particular areas?

Ari Bousbib:	Yes go ahead, Ron.

Ron Bruehlman:	Look on a core basis, they were all double-digit growth in the quarter. There was some benefit of tuck-in acquisitions in those numbers. And when I say core, I mean excluding Cegedim and AlphaImpactRx. But even excluding those tuck-in acquisitions, overall solid high single digit organic growth for Tech Services.

Peter Appert:	And then, Ron, can you remind me on the organic Tech Services growth x-the tuck-under deals, has high single digit been consistent for the last several quarters? I’m recalling it might have been double digits in prior quarters?

Ron Bruehlman:	No, it’s been pretty consistent high single digit, actually remarkably consistent high single digit.

Peter Appert:	Okay. And then I missed…

Ari Bousbib:	Just to—I’m sorry, Peter, with respect, we have a lot of questions in the line. You had three questions. Why don’t you have the fourth one on a follow-up with our IR team?

((Crosstalk))

Peter Appert:	Thank you.

Ari Bousbib:	Thanks, Peter.

Operator:	Our next question comes from Jamie Stockton with Wells Fargo. Please proceed with your question.

Jamie Stockton:	Hi. Yes good morning. Thanks for taking my question. Maybe just as a follow up on the Tech Services business, can you give us a little more detail on what some of these tuck-in deals are that, you know, kind of drove half of the Tech Services growth during the period?

Ron Bruehlman:	Sure. Look, they’re in our Workflow Analytics areas, some in Services, some of the Tech related. I don’t believe we had any in the Management Consulting area. And we—I think we had a little bit of contribution in Real-World Evidence. So it’s not in any one area, it’s really pretty much across the portfolio.

Jamie Stockton:	Okay that’s great. And then maybe just one question on the merger, if you will. And I apologize if I missed this on the other call, but the 100 million of cost synergies, can you talk about, you know, how those are going to specifically be driven? You know, you guys have done a great job of moving, you know, work to some of your global centers of excellence on the IMS side of the business. Is it simply going to be, to some extent, a repeat of that incrementally focused on the Quintiles business? Any color on that would be great.

Ari Bousbib:	Yes I mean, you’re on the mark. I mean, look, we’re too large companies with big cost structures and so it is natural that there will be some overlap in, you know, SG&A in many parts of the world. They are in many countries. We’re in many countries. There will be overlapping IT infrastructure and support, and you are correct, from a production and operations point of view we each have global delivery centers that have been set up offshore. We believe that the utilization of those can be increased and generating good efficiencies across the board.

And I mean that’s the usual and traditional sources of synergies. Again, $100 million, not, you know—we are very good (unintelligible) on this again. Geographic overlaps, administrative costs, duplicative technology infrastructure, utilization of development and production centers offshore, which the overlap has done, and doing a better job at accelerating these in for the combined company.

Jamie Stockton:	Okay. Thank you.

Operator:	Our next question comes from Andrew Steinerman with JP Morgan. Please proceed with your question.

Andrew Steinerman:	Hi, Ari. I want to talk to you about the faster growth, the 100 to 200-basis points that should come out of the combined organization by year three. Is that a better deal for Quintiles than IMS? In other words, are we going to see the 100 to 200 basis points on the IMS’s business? So if you could speak to your long-term, medium-term growth of mid single digit constant currency organic, including one point of M&A, is that going to be 100 to 200 basis points better when we get to the end of year three?

Ari Bousbib:	Okay. Obviously once we are closed, we are operating as one company. So there won’t be IMS and Quintiles, it will be Quintiles IMS. And when we talk about incremental growth revenue coming from the combination, we mean to say that it is one—the combined companies would be growing at one to two points higher rate than in combination than if we had simply added the two companies together.

So if you do the math, over and above our current revenue growth, as you reminded us, of mid single digit top line revenue growth and the top line revenue growth of Quintiles, over and above that if you do the math, it will be a ramp, right? It’s not going to happen right away. But exiting year three, the—at the midpoint of that range, we represent somewhere in the 400 to $500 million incremental revenue over and above what we would have arrived at separately. Okay?

So you can assume a nice drop through rate on that, which is, you know, in the 30s. And we’ve modeled that very extensively and obviously you can only imagine it is—has been our established practice here to under promise and over deliver.

Look, we’ve—there are examples of companies in the Clinical Development area where the use of data has been shown to lead to a higher win rate and incremental revenue. And when we compare what these two companies bring to the table to those other examples, it is not on the same planet. Okay? We bring five regular—over half a billion.

And on my patients’ level data assets, there simply is nothing that comes close if on a global basis. When you put this to work at the service of clinical development optimization at the design phase, at the execution phase, you are going to see significant gains I believe in market share. That’s—we feel strongly about this. This is one key lever of the revenue growth.

The second one is asset price. So that clearly (unintelligible) specifically, is on the Quintiles side of the ledger, but clearly we are enabling it. On the Real-World Evidence side, the second most significant value lever, that’s really a combination. Our Real-World Evidence business is slightly larger than theirs, but in combination we are a formidable player in the marketplace when we combine our capabilities and our customer reach.

And we believe that the combined capabilities accelerate the momentum of each of our businesses. And so that’s, if you will, the benefit of the incremental growth accrued to both sides to the degree of the work on both sides.

And finally on the commercial side, we think that the opportunities for outsourcing, which, you know, we have been essentially riding on the trend of pharma companies increasingly looking to partner with providers that can provide the analytics support and technology support for their go-to-market activities. Now Quintiles brings to the table an actual sales force and it brings to the table additional advisory capabilities which we are going to look to production-ize, seal to what we’ve done with our old consulting business.

We’ve focused on standarized processes and we’ve, you know, repeatable, you know, higher margin, lower cost on shore/offshore believers standardized processes, and we’re going to replicate that across the Quintiles portfolio. So in a way it’s simply leveraging what (unintelligible) done, what we are in the process of continuing to benefit from across a broader base of business.

So it’s not, you know, either one side or the other, it’s really on both sides of the ledger. And we again are very excited. It is not our practice to rely on revenue synergies when we do a deal (unintelligible) cost.

Interestingly this is one of those quite unique moments where I think, you know, putting together two extraordinary companies and creating a game changing one. And because it is unique, you know, we’re going to spend the time with you and colleagues and investors, and explain why we believe this is really transformative, it’s innovative, and it’s going to lead to superior growth profile and great return for our shareholders.

Man:	Perfect. Thanks for taking the time.

Operator:	Our next question comes from Steven Wardell with Leerink Partners. Please proceed with your question.

Steven Wardell:	Hey guys thanks for taking my question. I’m wondering are there any regulatory approvals that you foresee that you will need in the US or internationally?

Ari Bousbib:	Customary approval includes (unintelligible) antitrust and so on. We do not foresee any issues here. Again this is the joining of highly complementary businesses. Quintiles serves primarily, not exclusively, primarily the clinical development side, the product development of the house. We service primarily the commercial side. It does create a unique combination.

We will be, you know, as soon as we end the call here, our lawyers are going to continue to work on the regulatory filing. We don’t expect an issue. We operate in many jurisdictions so it’s a just a procedurally going to be a process and it will take some time. And that’s why we said we anticipate a close sometime in the second half of this ’16, most likely in the fall. And that’s what we’re aiming for.

So again we don’t anticipate an issue, just traditional customary regulatory approval.

Steven Wardell:	Thanks. And then you discussed how IMS has a retrospective analysis capability with real world evidence, and Quintiles has a prospective primary data collection capability and that creates a distinct capability. Could you just give an example of how this would make a more attractive product for a customer just to help us understand this better?

Ari Bousbib:	Yes I mean look the best way I can say this, you know, we are providing something but it has holes. And Quintiles is providing something else and it also has holes. And it happens to be that their holes are where we are covered, and our holes are where they’re covered.

So traditionally if we are the only provider of that particular study we are going to provide something and the client is going to have to go out or request that we go and do some custom work.

Because Quintiles has done the studies, empirical studies extensively, you know, we have that at our fingertips. Conversely when Quintiles does studies they are missing data and they have to go out and either buy data or work with third parties to try to bring it in.

Our goal is, again it’s very consistent with what we’ve done at IMS. Bear in mind IMS has data business and (unintelligible) is called a consulting and services business, which was again the series of this great transactional study.

We moved our business model to a data base that then enables and powers up productionized solutions. That’s what’s scalable, that’s what creates revenue bulk in market share gains, and that’s what’s created strong profit (unintelligible).

And we would like to do the same on the product development side and on the real world evidence side, and we believe there is great opportunity to do that.

When you bring together in a real world evidence the breadth and efficiency of retrospective data and the depth of prospective data you’ve got the magic (unintelligible). We bring breadth and Quintiles brings depth to the issue. And we think that that’s just unparallel, unmatched set of capabilities when put together.

Steven Wardell:	Great. Thank you.

Ari Bousbib:	Maybe one more question?

Operator:	Our next question comes from (Manav Patlik) with (Unintelligible), please proceed with your question

(Manav Patlik):	Yes. Thank you. Good morning gentleman. So I guess, you know, you don’t have an in-depth I guess pharma background, you know, but I mean when I understood your strategy I guess, especially with the CROs, I always thought it was more an alliance strategy.

And I can somewhat understand Quintiles benefiting from having all the data in their hands, exclusively, you know, and maybe benefiting that group. But from, I’m just trying to understand from IMS’s strategy, right, I mean why doesn’t it make more sense to license your data to all the CROs, price it higher if it’s that valuable, and make it (unintelligible) that way as opposed to, you know, sort of owning the CR asset itself?

Ari Bousbib:	Well, you know, you can imagine we have asked ourselves that question many times. Look the data is valuable not because it’s the data, right. It’s not the data, it’s what you do with it.

And our model has concluded that it is best to participate in the economic upside of selling the solution (unintelligible) and differentiated by the data. Look we had the same dilemma on the commercial side. We used to transactionally on a discrete basis sell the data to solution providers that essentially captured, sometimes very limited (unintelligible) a big portion of the total economic value delivered to the client by leveraging the data.

When you just sell the data it’s hard to price into the transaction the value that’s captured by the solution provider. And secondly the solution market, just to call it broadly, is a much larger market, much larger market than the data market itself.

The reason is the same data enables a wide spectrum of applications. So in the same way that we’ve moved into the commercial space and the analytic space, and the technology space on the commercial side, we would like to similarly create that differentiation on the product development side.

It happens to be that jointly Quintiles and ourselves believe that the industry, their side of the industry is very ripe for efficiency improvements and transformation.

As we said on the merger call it’s an industry that has been relatively static and for good reason. It’s more regulated, it’s high profit intensive. But a lot of these prophecies were largely manual and, you know, (unintelligible) to the study.

It has great potential for technology enablement, automation, and certainly a great opportunity for differentiation through data. If we sold data as sometimes we do today, you know, it would be, you know, every single time would be sort of cost and type of development.

By being together we can productionalize that. We’re going to work on building the data mining algorithms that are necessary to push of the button generate the targeting of sites, and optimize the clinical trial design and execution. That’s the difference. And we, in our modeling, in our scenarios, have concluded that the value, the strategic and economic value to (unintelligible) of putting the two companies together is dramatically greater by merging with Quintile.

(Manav Patlik):	Okay that’s helpful. If I could just ask Ron just to follow up just to make sure we’re all on the same page. In terms of the organic broad (unintelligible) excluding all the deals, can you tell us what that was exactly total and then tech services?

Ari Bousbib:	I think I said it on the remarks didn’t I Ron?

Ron Bruehlman:	Yes. And we didn’t give you the exact number, but we gave you enough to get close. It’s 7.2 is the core growth, we said a little bit more than half of that was due to the (unintelligible) in acquisition.

Ari Bousbib:	Just over half.

Ron Bruehlman:	Yes. Just over half. And almost all those acquisitions were in the tech services space. So from that you can—and we said high single digits for tech services. I think you have everything you need there.

(Manav Patlik):	All right. Fine. Thanks a lot guys.

Thomas Kinsley:	Okay. I think we’ve got time for one more.

Operator:	And our next question comes from John Kreger with William Blair. Please proceed with your question.

John Kreger:	Hi. Thanks very much. Two quick questions both deal related. I think you guys have talked about an opportunity for a tax savings of about 35 million from the combination. Just wanted to clarify that that is an annual number, and will there be phase in affect of that?

And then also Ari the patient assets coming from EMR and so forth, and I think the number was about 530 million. How broadly is that? Can you say where those are geographically? I assume a lot of them are not in the US. Thank you.

Thomas Kinsley: John I’ll do the tax one first and then I’ll turn it over to Ari. The tax number is an annual number. And we have about at IMS a total of over $350 million of differed US tax assets. These are net operating loss, carried forward in foreign tax credits that are unutilized. And we can use those to offset Quintiles tax bill by $35 million each year into 2020.

So it’s an accelerated tax benefit. Obviously we were going to use their benefits over time anyway, but we will use them more quickly. So it will be an acceleration benefit. Ari?

Ari Bousbib:	About the (unintelligible) I believe, and I went through checking the number here, of the 530 I think my recollection is that 240 million of those are in the west. And the rest are overseas in the major markets.

So again it’s a very significant data asset, and there’s nothing that comes close, nothing.

John Kreger:	That’s very helpful, thank you.

Ari Bousbib:	Thank you.

Thomas Kinsley:	All right. Well I appreciate the call and thank you very much for your time today. And as always (Andrew) and I will be available after the call to take any follow up questions you may have. Thank you.

Operator:	Ladies and gentlemen that does conclude the conference call for today. We thank you for your participation and we ask that you please disconnect your lines.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.